January 14, 2026
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Madeleine Mateo

Re:	Mount Logan Capital Inc. Withdrawal of Request for Acceleration of Registration Statement on Form S-1 File No. 333-292668
Dear. Ms. Mateo,
Mount Logan Capital Inc. (the “Company”) hereby withdraws its request, dated January 12, 2026, that the Registration Statement on Form S-1 (File No. 333-292668) (the “Registration Statement”) become effective on Tuesday, January 14, 2026, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable. The Company is no longer requesting that the Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.
If you have any questions regarding the foregoing, please contact our counsel, Anna Tomczyk of Dechert LLP at (212) 641-5626.

Sincerely,

/s/ Edward Goldthorpe
Edward Goldthorpe Chief Executive Officer

cc:	Anna Tomczyk, Dechert LLP